VARIABLE CONTRACTS TRUST 12/31/00

Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Monday, September 11, 2000.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 1 from the registrant's definitive proxy statement filed electronically with the Commission on August 1, 2000 (Accession No. 0000930709-00-000022) is incorporated herein by reference in response to this sub-item. The results of shareholder voting on Proposal 1 under the caption "Results of Shareowner Meeting" from the registrant's December 31, 2000 annual report to shareholders filed electronically with the Commission on February 27, 2001 (Accession No. 0000930709-01-000006) are also incorporated herein by reference in response to this sub-item.

(d) None.